Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04045220

12g3-2(b) File No.82-4922

Ref No. CN. 583/2004

September 21, 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
OCT 0 1 2004
THOMSON
FINANCIAL

CS038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

dlw 10/1

ธนาคารกสิกรไทย
KASIKORNBANK

Summary Statement of Assets and Liabilities [1/]

As at August 31, 2004

Assets	Baht	Liabilities	Baht
Cash	9,997,428,945.47	Deposits	708,891,043,574.05
Interbank and money market items	89,190,781,721.77	Interbank and money market items	13,428,286,888.60
Securities purchased under resale agreements	10,700,000,000.00	Liabilities payable on demand	5,768,870,081.08
Investments in securities, net	139,527,656,190.16	Securities sold under repurchase agreements	-
(with obligations Baht 17,934,104,119.99)		Borrowings	20,278,793,283.04
Credit advances (net of allowance for doubtful accounts)	517,422,705,706.01	Bank's liabilities under acceptances	785,760,807.63
Accrued interest receivables	1,561,164,268.70	Other liabilities	15,048,504,812.04
Properties foreclosed	12,818,797,378.24	Total liabilities	764,179,259,151.35
Customers' liabilities under acceptances	785,760,807.63		
Premises and equipment, net	21,739,067,228.65	**Shareholders' equity**	
Other assets	9,058,338,446.46	Paid-up share capital	
		(registered share capital Baht 50,486,146,970.00)	23,634,493,110.00
		Reserves and net profit after appropriation	25,175,712,391.39
		Other reserves and profit and loss account	9,272,113,827.05
		Total shareholders' equity	58,082,319,328.44
Total Assets	822,261,578,479.79	Total Liabilities and Shareholders' Equity	822,261,578,479.79
Customers' liabilities under unmatured bills	4,270,120,586.14	Bank's liabilities under unmatured bills	4,270,120,586.14
Total	826,531,699,065.93	Total	826,531,699,065.93

	Baht
Non-Performing Loans as at June 30, 2004 (Quarterly)	58,957,142,256.52
(10.00% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at June 30, 2004 (Quarterly)	54,276,099,208.87
Actual allowance for doubtful accounts	44,449,071,853.84
Loans to related parties	2,548,037,494.66
Loans to related asset management companies	16,666,000,000.00
Loans to related parties due to debt restructuring	4,221,370,019.02
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,650,490,718.95
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,219,588,065.78
Total liabilities	38,084.87
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,880,316,155.50
Letters of credit	13,708,069,440.23

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant